# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Vistagen Therapeutics, Inc., CIK 0001411685
CUSIP: 92840H400
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 343 ALLERTON AVENUE, SOUTH SAN FRANCISCO, California (CA), 94080
Date of event which requires filing of this statement: 12/31/2023
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001952142

## Reporting persons
- STEMPOINT CAPITAL LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 1,593,428; shared voting power 0; sole dispositive power 1,790,182; shared dispositive power 0; aggregate amount beneficially owned 1,790,182 (6.5% of the class)
  Comment: Comments: ITEM 5, Sole Voting Power includes 616,749 warrants beneficially owned by the reporting person. ITEM 7, Sole Dispositive Power includes 616,749 warrants beneficially owned by the reporting person.
- STEMPOINT CAPITAL MANAGEMENT GP LLC: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 1,593,428; shared voting power 0; sole dispositive power 1,790,182; shared dispositive power 0; aggregate amount beneficially owned 1,790,182 (6.5% of the class)
  Comment: Comments: ITEM 5, Sole Voting Power includes 616,749 warrants beneficially owned by the reporting person. ITEM 7, Sole Dispositive Power includes 616,749 warrants beneficially owned by the reporting person.
- MICHELLE ROSS: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 1,593,428; shared voting power 0; sole dispositive power 1,790,182; shared dispositive power 0; aggregate amount beneficially owned 1,790,182 (6.5% of the class)
  Comment: Comments: ITEM 5, Sole Voting Power includes 616,749 warrants beneficially owned by the reporting person. ITEM 7, Sole Dispositive Power includes 616,749 warrants beneficially owned by the reporting person.

## Item 1. Issuer
Name of issuer: Vistagen Therapeutics, Inc.
Address of issuer's principal executive offices: 343 ALLERTON AVENUE, SOUTH SAN FRANCISCO, CALIFORNIA, 94080.

## Item 2. Person Filing
Name of person filing: This filing is being jointly filed by StemPoint Capital, LP, StemPoint Capital Management GP, LLC and Michelle Ross (the "Reporting Persons").
Address of principal business office or, if none, residence:
The business address of each Reporting Person is:
520 Madison Ave
19th Floor
New York, NY 10022
Citizenship:
StemPoint Capital, LP is a limited partnership organized under the laws of the State of Delaware.
StemPoint Capital Management GP, LLC is a limited liability company organized under the laws of the State of Delaware.
Michelle Ross is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: Items 5-9 of each cover page are incorporated by reference. Each Reporting Person may be deemed to be the beneficial owner of 1,790,182 Shares, which amount consists of 1,173,433 of Shares and 616,749 Shares issuable upon the exercise of Warrants.
Percent of class: Each Reporting Person may be deemed to beneficially own 6.5% of the Shares, which is calculated based on 27,023,038 Shares outstanding as of September 30, 2023, as reported in the Issuer's quarterly report on Form 10-Q for the quarterly period ended September 30, 2023 filed with the SEC on November 9, 2023, plus the total number of Shares that the Reporting Persons have the right to acquire upon exercise of Warrants, subject to the Beneficial Ownership Limitation, which amount has been added to the shares outstanding in accordance with Rule 13d-3(d)(i)(1) under the Act.
Sole power to vote or to direct the vote:
Sole power to vote or direct the vote: 1,593,428
Comment: Sole Voting Power includes 616,749 warrants beneficially owned by the Reporting Persons
Shared power to vote or to direct the vote: Shared power to vote or direct the vote: -0-
Sole power to dispose or to direct the disposition:
Sole power to dispose or direct the disposition of: 1,790,182
Comment: Sole Dispositive Power includes 616,749 warrants beneficially owned by the Reporting Persons.
Shared power to dispose or to direct the disposition: Shared power to dispose or direct the disposition of: -0-

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- STEMPOINT CAPITAL LP: STEMPOINT CAPITAL MANAGEMENT GP LLC, ITS GENERAL PARTNER (02/12/2024)
- STEMPOINT CAPITAL LP: /S/ SEAN C. TAN, AUTHORIZED SIGNATORY (02/12/2024)
- STEMPOINT CAPITAL MANAGEMENT GP LLC: /S/ SEAN C. TAN, AUTHORIZED SIGNATORY (02/12/2024)
- MICHELLE ROSS: /S/ MICHELLE ROSS, MANAGING PARTNER (02/12/2024)